March 18, 2026

Matthew Dwyer
Chief Executive Officer
Exousia Pro, Inc.
7901 4th Street N #23494
St. Petersburg, Florida 33702

        Re: Exousia Pro, Inc.
            Post-Qualification Amendment No. 3 to Offering Statement on Form
1-A
            Filed March 11, 2026
            File No. 024-12629
Dear Matthew Dwyer:

       We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A
General

1. Please note that the pro forma balance sheet should be based on the latest balance sheet included in the filing and the pro forma income statement should be based on the latest fiscal year and interim period included in the filing. Please tell us how you determined your current pro forma presentation is appropriate in accordance with
Article 11 of
       Regulation S-X and/or revise your presentation in an amended filing. Please contact Marion Graham at 202-551-6521 or Jan Woo at 202-551-3453
with any
other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
 March 18, 2026
Page 2
cc:   Eric Newlan